DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

JEFFREY D. MILLER jeffrey.miller@dlapiper.com T 919.786.2005

October 14, 2005

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-3651

Attn:	Michael Moran, Accounting Branch Chief

Re:	BGF Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Filed August 11, 2005
File No. 333-72321
(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

This law firm represents BGF Industries, Inc. (the “Company”). We are writing this letter on behalf of the Company in response to the comment letter from Michael Moran, Accounting Branch Chief, dated September 30, 2005, regarding the Company’s Form 10-K for the Year Ended December 31, 2004 and the Company’s Form 10-Q for the Quarter Ended June 30, 2005.

For your convenience, we have reproduced below the numbered comments from the comment letter and included the Company’s responses to such comments.

Form 10-K, for the Fiscal Year Ended December 31, 2004

General

1.	Comment: Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Response: Where applicable, we have included in this response letter what the Company’s revised disclosures will look like in future filings.

Securities and Exchange Commission

October 14, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations

General - Net Sales

2.	Comment: Your disclosure of changes in net sales by segment provide the dollar amount of the change within each segment, but do not disclose the dollar amount for each specific business reason within that segment. Further, in many instances, the business reasons you provide for the change within each segment you provide are too general and do not provide any statistical or financial information to quantify the reason so that an investor can assist the overall impact of the change. For example, you disclosure may indicate that an increase in net sales is due to an increase in market share or an increase in demand, but you do not disclose if you added any new key customers during the period, or provide the percent increase in market share, nor do you indicate if you expect these trends to continue in future periods. Please revise your disclosure of the changes in net sales for all period presented accordingly. Refer to Item 303(a)(3) of Regulation S-K.

Response: In future filings, the Company will enhance its disclosure of changes in net sales in accordance with Item 303(a)(3) of Regulation S-K. The following disclosure is an excerpt from the Company’s 10-Q for the Quarter Ended June 30, 2005, which appears on page 15 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004 (as restated) – Net Sales.” The language in bold, italics are examples of the types of enhancements that the Company will substantively make in future filings:

Sales of our composite fabrics, which are used in various applications including structural aircraft parts and interiors, have represented approximately one-third of our total net sales over the past two years. Sales of these fabrics increased $1.9 million, or 16.1%, for the three months ended June 30, 2005 as compared to the three months ended June 30, 2004 due primarily to increased purchases of composite fabrics across the board by North American customers who produce goods for U.S.-based aircraft manufacturers.

Sales of our filtration fabrics used by industrial customers to control emissions into the environment have represented approximately 20% of our total net sales over the past two years. Sales of these fabrics increased $1.4 million, or 22.6%, for the three months ended June 30,

Securities and Exchange Commission

October 14, 2005

2005 as compared to the three months ended June 30, 2004. This increase is due primarily to a shift in product mix from sales of lower priced products to higher priced products and sales to a customer under a specific utility contract, which accounted for approximately 70% of this increase. This utility contract terminated in the second quarter of 2005.

Sales of protective fabrics, which are used in various ballistics applications including personal and vehicle armor, have generally represented less than 10% of our net sales over the past two years, but has experienced significant increases over that time. Sales of protective fabrics increased $0.6 million, or 14.6%, for the three months ended June 30, 2005 as compared to the three months ended June 30, 2004 due to increased purchases by customers who supply the U.S. military primarily to support its activities in Iraq.

Sales of our insulation fabrics, used for high temperature products, have represented approximately 10% of our net sales during the past two years. Sales of insulation fabrics decreased $0.7 million, or 17.1%, for the three months ended June 30, 2005 as compared to the three months ended June 30, 2004 due primarily to a XX% reduction in purchases by a customer for major appliance applications, who previously accounted for approximately XX% of sales of our insulation fabrics. This customer has begun to satisfy its fabric needs with insourced manufacturing.

Sales of our electronics fabrics used in multi-layer and rigid printed circuit boards, coated fabrics and specialty electronic tapes represented approximately 20% of our total net sales over the past two years. Buyers of our electronic fabrics are primarily based in North America. Sales of electronic fabrics decreased $1.8 million, or 18.6%, for the three months ended June 30, 2005 as compared to the three months ended June 30, 2004. Sales of these fabrics have been adversely affected by the movement of electronic industry production outside of North America, such as to lower cost manufacturers in Asia who generally purchase fabrics from Asian suppliers.

In future filings, the Company will also identify “known trends” in its operational results to the extent such trends are reasonably likely to occur and which would have a material impact on the Company’s business. However, because the Company’s sales are typically substantially dependent upon external factors outside the control of management, the Company does not believe there are currently any undisclosed material “known trends” with respect to the Company’s

Securities and Exchange Commission

October 14, 2005

operations that are reasonably likely to occur, except as set forth in the Company’s 10-Q for the Quarter Ended June 30, 2005 on page 18 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Outlook for the Remainder of 2005.” Buyers of fabrics rarely, if ever, enter into purchase commitments. Instead, such buyers generally purchase products on an as-needed basis pursuant to purchase orders. Although some of the Company’s customers from time to time may notify the Company of forecasted needs for future periods, these forecasts are typically incomplete, do not represent firm commitments and, in management’s experience, are generally not indicative of future trends with respect to the Company’s sales. The Company believes that any such disclosure would be premature and potentially misleading, unless based on a firm commitment or other obligation by one or more of its customers to make future purchases.

Liquidity and Capital Resources, page 15

Contractual Obligations, page 17

3.	Comment: Please revise your tabular presentation to include totals for each year and a grand total for each line item disclosed in the table.

Response: The Company will make the requested revision in its future filings.

4.	Comment: We note that you do not include any amounts for purchase commitments or obligations for raw materials or other items used in production as required by Item 303(a)(5)(ii)(D) of Regulation S-K. Please tell us and revise your disclosures to include a separate line item in the table for all purchase obligations as required, or explain to us why you do not believe it is appropriate to do so.

Response: The Company understands that Item 303(a)(5)(ii)(D) of Regulation S-K requires the inclusion of purchase obligations, if any, in the tabular disclosure of contractual obligations. However, the Company has not historically entered into purchase commitments or obligations for raw materials or other items used in production. As noted on pages 4 and 5 of the Company’s 10-K under “—Raw Materials,” the principal materials used by the Company to manufacture its products are glass, aramid and carbon yarns. Similar to the manner in which the Company’s customers purchase goods from the Company as discussed above in response to Comment #2, the Company purchases these raw materials on an as-needed basis pursuant to purchase orders from a number of different suppliers. These purchase orders do not represent an obligation of the Company to purchase any raw materials. In fact, ordinary course orders can be canceled at any time. Accordingly, the Company does not believe that it has any purchase obligations that require inclusion in the contractual obligations table pursuant to Item 303(a)(5).

Securities and Exchange Commission

October 14, 2005

5.	Comment: We note your disclosure in footnote (2) relating to interest on outstanding debt. Please clarify to us if the amounts disclosed in the interest on debt line item also include interest due on the WFF term loan for all periods presented. If not, please revise your current tabular presentation to also include the interest due on the WFF term loan to comply with Item 303(a)(5) of Regulation S-K.

Response: The interest on debt line item unintentionally omitted the interest due on the WFF term loan. In future filings, the Company will include interest due on the WFF term loan in the interest on debt line item of the contractual obligations table. The Company does not believe it is necessary to file a 10-K/A for the 2004 fiscal year to correct the interest on debt line item in the contractual obligations table. Had the Company included interest payable in the future under the term loan portion of the WFF Loan and expanded the footnote to clarify that the line item applied also to interest payments under the term loan portion of the WFF Loan, the 2005 total contractual obligations would have increased by $300,000, or 1.6%, the 2006 amount would have increased by $200,000, or 1.7%, the 2007 amount would have increased by $100,000, or 0.9%, and the 2008 and thereafter entries would not have changed. Such payments are also not expected to have any material impact on our future cash flows. Additionally, detailed information about the WFF Loan, including amounts currently outstanding and current variable rate information, appears elsewhere in the 10-K.

6.	Comment: Please revise your tabular presentation to include your estimate of the amounts for future periods that are presented in the consolidated balance sheets line item postretirement benefit and pension line item, and any other liabilities and contractual obligations that will require cash funding such as executive employment contracts, or tell us why you do not believe it is appropriate to include these amounts. Because the table is aimed at increasing the transparency of cash flow, we believe annual cash payments required to fund retirement benefits represent contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Response: The Company is not currently required to make any payments to its defined benefit pension plan or its postretirement benefit plan. In order to continue to provide all distribution options allowed by the plan, the Company from time to time makes certain voluntary contributions to the plans. The voluntary determination to make such payments, if any, is made by the Company on an annual basis.

The Company has entered into deferred compensation arrangements with its officers providing for pre-retirement survivor benefits and post-retirement benefits to the officers.

Securities and Exchange Commission

October 14, 2005

Such amounts, if and to the extent payable, are determined upon a salary-based formula set forth in such contracts and described under “Item 11. Executive Compensation – Deferred Compensation Arrangements” on page 23 of the 2004 10-K.

In future filings, the Company will add to the contractual obligations table a “Deferred Compensation Payments” line item to reflect the known timing of future guaranteed payments to existing retirees. The Company will include a footnote to this line item to describe the nature of these payments and clarify that the amounts shown in the table include only future payments to persons who have retired prior to the filing date. The Company does not believe it is necessary to file a 10-K/A for the 2004 fiscal year to add this new line item in the contractual obligations table. Such payments are not expected to have any material impact on our future cash flows. For each of the years in the 2004 contractual obligations table, such annual amount would have been approximately $60,000 to $80,000 in the aggregate, or less than 1% of the Company’s total contractual obligations.

With respect to any future payments to employees who have not yet retired, since the payment of these amounts depends upon the occurrence of certain events that are currently unknown (such as relevant retirements dates, etc.), the Company does not have any indication of when and over what timeframe such amounts will be paid. As a result, the Company believes it would be misleading to include the amount of these arrangements with respect to employees who have not yet retired in the contractual obligations table itself as the timing of such payments is not determinable. In the footnote to the “Deferred Compensation Payments” line item, the Company intends to add the following disclosure:

Amounts shown do not include expected future payments to officers who have not yet retired. Such amounts, if and to the extent payable, are determined upon a salary-based formula set forth in such contracts and described under “Executive Compensation – Deferred Compensation Arrangements.” The Company has currently recorded a $XX million liability on its balance sheet to reflect expected future payments to officers who will retire in the future. Since the future payment of any such amounts depends upon the occurrence of certain events that are currently unknown (such as relevant retirements dates, etc.), the Company does not have any indication of when and over what timeframe such amounts will be paid.

Securities and Exchange Commission

October 14, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note l, Summary of Significant Accounting Policies, page F-7

General

7.	Comment: Please tell us and disclose the types of amounts you include in the cost of goods sold and the selling, general and administrative expense line items. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. If you currently exclude a portion of these costs from cost of sales sold, please disclose:

•	In a footnote the line items that these costs are included in and the amounts included in each line item for each period presented, and

•	In management’s discussion and analysis section that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others may exclude a portion of them from gross margin, including them instead in line items such as selling, general and administrative expenses.

Response: The Company believes that it accounts for cost of goods sold and selling, general and administrative expenses in accordance with GAAP.

To clarify its disclosures, the Company intends to add the following language to its accounting policies footnote in future filings:

Shipping and Handling Costs. Shipping and handling costs, which consist principally of freight, inspection costs, warehousing costs and internal transfer costs, are included in cost of goods sold. Revenue received from customers for shipping and handling costs, if any, are included in sales. These revenues are immaterial for all periods presented.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include advertising and promotion costs, administrative and sales salaries, sales commissions, and professional and consulting fees not directly related to manufacturing activities.

Securities and Exchange Commission

October 14, 2005

Revenue Recognition, page F-8

8.	Comment: You disclose that revenue from product sales are recognized at the time risk of loss and legal title transfer to the customer, which is “typically” at delivery. Please explain to us the types of revenue transactions you have where revenue would be recognized prior to delivery of the product to the customer and explain your basis for recognizing revenue prior to delivery to the customer. Please also explain to us your right of return policy and the conditions in which a customer can return a product. Refer to SAB Topic 13:A.3 and SFAS 48 for guidance.

Response: The Company will delete the word “typically” in future filings as there are no instances in which the Company recognizes revenue prior to delivery. In compliance with SAB Topic 13:A.3, the Company does not recognize revenue for bill and hold arrangements.

As supplemental information, the Company has historically experienced returns of less than 1% of its net sales each year, substantially all of which are for quality reasons. However, to clarify its return policy disclosures, the Company intends to add the language in bold italics at the end of the “Revenue Recognition” portion of its accounting policies footnote in future filings:

Revenue Recognition. Revenue from product sales and the related cost of goods sold are recognized at the time both risk of loss and legal title transfer to the customer, which is at delivery in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”) as amended by Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). Additionally, revenue is recognized only when the price is readily fixed or determinable and collectibility is reasonably assured. The customer may return goods for approved quality reasons. Provisions are made for estimated product returns, claims and allowance. Additionally, as required by SFAS 48, revenue is recognized only when the price is substantially fixed or determinable, the customer is obligated to pay and collectibility is reasonably assured, the customer acquiring the product for resale has economic substance apart from that provided by the Company and the Company does not have significant obligations for future performance.

Securities and Exchange Commission

October 14, 2005

Note 9 – Debt, page F-13

9.	Comment: Please disclose the significant debt covenants you are required to maintain under your new debt arrangements. Disclose the existence of any cross-default provisions and any restrictions on dividends, assets, asset transfers or distributions. Please also disclose whether you were in compliance with all of your debt covenants for each period presented and the repercussions of not meeting them. If there are none, please state that in your disclosures. Refer to Rule 4-08(c) of Regulation S-X.

Response: In future filings, the Company will add the language in bold italics to the disclosure appearing in Note 9 under the debt table of the 10-K:

On June 6, 2003, the Company obtained a five-year financing arrangement with Wells Fargo Foothill, Inc. (“WFF”), formerly Foothill Capital Corporation. The loan with WFF (“WFF Loan”) is for a maximum revolver credit line of $40,000 with a letter of credit (“L/C”) sub-line of $4,000, an inventory sub-line of $15,000 and a term loan sub-line of $6,000 of which the principal is amortized over 60 months. WFF has a first priority, perfected security interest in the Company’s assets. The WFF Loan provides for the following: (1) a borrowing base with advance rates on eligible accounts receivable and eligible finished goods and raw materials inventory of 85%, 45% and 35%, respectively, with inventory to be capped at the lesser of the eligible inventory calculation, $15,000 or 80% of the net orderly liquidation value; (2) borrowing rates of LIBOR + 3.25% or the Wells Fargo Prime Rate + 1.00% for the revolver with a 50 basis points increase if outstanding advances exceed $7,000 and of LIBOR + 3.5% or the Wells Fargo Prime Rate + 1.00% for the term loan with, at all times, a minimum rate of 5% for both facilities; (3) certain financial covenants including (i) a minimum excess availability at all times, (ii) a minimum EBITDA level in 2003 building to a trailing 12 month calculation in 2004 and (iii) a cap on yearly capital expenditures of $2,000 and; (4) an early termination fee of 5% in year one decreasing by 1% each year thereafter. The WFF loan was amended effective July 2004, amending the cap on yearly capital expenditures to be set at the lesser of (a) $5,000 or (b) the last twelve months cumulative EBITDA less $16,000 times 50% plus $2,000. In addition to the covenant requirements set forth above, the WFF Loan does not allow the Company to pay dividends or distributions on its outstanding capital stock (including to its parent) and limits or restricts the Company’s ability to incur additional debt, repurchase securities, make certain prohibited investments, create liens, transfer or sell assets or merge or consolidate

Securities and Exchange Commission

October 14, 2005

without the consent of the lender. The WFF Loan permits the lenders to accelerate payment of the outstanding principal and accrued and unpaid interest upon certain events of default, including failure to make required payments of principal and interest when due, uncured violations of the material covenants under the WFF Loan or if an event of default exists under the indenture governing the Senior Subordinated Notes that would permit the trustee or holders thereunder to accelerate payment of the outstanding principal and accrued unpaid interest with respect to the Senior Subordinated Notes.

The WFF Loan proceeds are used to finance ongoing working capital, capital expenditures, and general corporate needs of the Company and retire other outstanding debt. The WFF Loan is guaranteed by the Company’s parent, NVH, Inc. As of December 31, 2005, amounts outstanding under the WFF Loan totaled $XX and consisted of $XX under the term loan and $XX under the revolver. As of December 31, 2004, amounts outstanding under the WFF Loan totaled $XX and consisted of $XX under the term loan and $XX under the revolver. The interest rate on amounts outstanding under both the term loan and revolver portion of the WFF Loan at December 31, 2005 and December 31, 2004 was XX% and XX%, respectively.

Availability under the revolver at December 31, 2005 and December 31, 2004 was $XX and $XX, respectively. This availability has been reduced by a reserve to allow for the annual interest payments on the Senior Subordinated Notes as well as a reserve of $XX for potential environmental liabilities. The reserve for interest payments is increased by $XX a week in 2004 and $XX a week in 2005, and is reset to $0 when such payment is made. As of December 31, 2005 and December 31, 2004, the total outstanding reserves amounted to $XX and $XX, respectively.

The Senior Subordinated Notes bear interest at a rate of 10.25%, which is payable semi-annually in January and July through the maturity date of January 15, 2009. The indenture governing the Senior Subordinated Notes does not allow the Company to pay dividends or distributions on its outstanding capital stock (including to its parent) and limits or restricts the Company’s ability to incur additional debt, repurchase securities, make certain prohibited investments, create liens, transfer or sell assets, enter into transactions with affiliates, issue or sell stock of a subsidiary or merge or consolidate without the consent of the trustee or a certain percentage of the holders. In particular, the Company is

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October 14, 2005

prohibited from incurring additional debt or making certain additional investments unless it maintains a consolidated fixed charge coverage ratio of greater than 2.0 to 1.0. The indenture permits the trustee or the holders of 25% or more of the Senior Subordinated Notes to accelerate payment of the outstanding principal and accrued and unpaid interest upon certain events of default, including failure to make required payments of principal and interest when due, uncured violations of the material covenants under the indenture or if lenders accelerate payment of the outstanding principal and accrued unpaid interest due to an event of default with respect to at least $5 million of other debt of the Company, such as the WFF Loan.

The original amount of the Senior Subordinated Notes issued was $100,000, of which $XX in face amount remains outstanding as of December 31, 2005 as a result of purchases made by the Company in 2005 and 2004. In 2005, the Company purchased $XX (face value) of Senior Subordinated Notes for $XX plus accrued interest of $XX. In 2004, BGF entered into a consulting agreement with a financial advisor to assist in repurchasing its Senior Subordinated Notes. The fees to the financial advisor associated with these purchases in 2005 amount to $XX. The purchase transactions resulted in a net loss on extinguishment of debt of $XX, which is included as other income on the Consolidated Statement of Operations. In 2004, the Company purchased $XX (face amount) of Senior Subordinated Notes for $XX plus accrued interest of $XX. This transaction resulted in a gain on extinguishment of $XX, which is included as other income on the Consolidated Statements of Operations. The Senior Subordinated Note purchases were funded by a combination of cash and borrowings under the WFF revolver.

The fair value of the Senior Subordinated Notes as of December 31, 2005 and December 31, 2004 was approximately $XX and $XX, respectively.

The Company has been in compliance with all of the covenants and ratios under the WFF Loan and the indenture governing its Senior Subordinated Notes for all periods presented and expects to remain in compliance for the foreseeable future.

Securities and Exchange Commission

October 14, 2005

Note 17, Restatement of Consolidated Financial Statements, page F-23

Note 18, Quarterly Financial Information (Unaudited), page F-24

10.	Comment: We note your disclosure in Notes 17 and 18 relating to the restatement of the interim financial statements for the first three quarters in fiscal 2004 to correct errors in your lease accounting for your corporate. Please file amendments to your Form 10-Qs for each of the three quarters of fiscal 2004 to reflect the amounts that have been restated.

Response: The Company does not believe that restating the financial statements for any of the interim quarterly periods during 2004 would be meaningful to the approximate 20 holders of the Company’s senior subordinated notes, who are generally qualified institutional buyers, or otherwise improve the transparency of the Company’s currently available financial statements or other public disclosures. The Company believes that the restatement of its quarterly financial information in a footnote to the 10-K (as set forth in Notes 17 and 18, which includes an APB 20 reconciliation), rather than amending the prior year 10-Qs, is sufficient for sophisticated bondholders to understand the effect of the adjustment on its quarterly financial information in 2004. In the Company’s 10-Qs for the first two quarters of 2005, the Company has compared its interim 2005 financial performance to the applicable interim period as restated in Notes 17 and 18 to the financial statements in the 10-K and will continue this practice in future filings, as applicable.

The Company understands the need to determine whether the non-cash error referenced in Notes 17 and 18 to the 10-K had a material impact on the Company’s quarterly financial statements in 2004 under Staff Accounting Bulletin No. 99 (SAB 99) and other general concepts of materiality. In particular, the Company recognizes that a judgment of materiality requires a subjective determination by the Company and its professional advisors as to whether the correction of this non-cash item in a restatement of the quarterly periods would influence or change an investment decision made by a reasonable person. Such materiality judgments are not subject to any bright-line test.

SAB 99 states that “magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.” Evaluating whether an item is material requires consideration of whether the qualitative factors would be considered to have a significant consequence by the users of the Company’s financial statements in light of the total mix of information. In TSC Industries v. Northway, Inc., the Supreme Court held that a fact is material if there is “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

Securities and Exchange Commission

October 14, 2005

The Company is an indirect, wholly owned subsidiary of Porcher Industries, S.A. Although the Company is not required by Sections 12 or 15 to file periodic reports with the SEC, the Company voluntarily files SEC reports in order to comply with the reporting requirements in the indenture that governs its outstanding senior subordinated notes.

In light of the total mix of information currently available in the Company’s 10-K and subsequent SEC reports, the Company does not believe that filing amendments to its 2004 10-Qs to reflect the quarterly amounts that have already been restated in Notes 17 and 18 of the 10-K would be material to the holders of the Company’s senior subordinated notes. Furthermore, the Company believes that bondholders place greater emphasis on information derived from the Company’s cash flow statements in measuring the Company’s ability to fund the required principal and interest payments on the senior subordinated notes. The non-cash error referenced in Notes 17 and 18 of the Company’s 10-K, which required only an adjustment to the Company’s balance sheet and the Company’s income statement, did not have any bottom-line impact on the Company’s historical annual or quarterly cash flow statements.

Schedule II, Valuation and Qualifying Accounts, page S-1

11.	Comment: Please tell us and revise your disclosures to include Schedule II - Valuation and Qualifying Accounts all reserves recorded, including the amount of allowance for doubtful accounts receivable, for all periods presented. See Rules 5-04(c) and 12-09 of Regulation S-X.

Response: The Company believes that the Schedule II presented in its 2004 10-K on page S-1 following the financial statement footnotes complies in all material respects with the requirements of Rules 5-04(c) and 12-09 of Regulation S-X.

Exhibits, page 26

12.	Comment: We note that you did not file all of the certifications required by the Sarbanes-Oxley of 2002. Please amend your Form 10-K/A for the year ended December 31, 2004 to include Section 1350 certification signed by your CEO and CFO, as required by Section 906 of the Sarbanes-Oxley Act of 2002, or explain to us why you do not believe you are required to file this certification for the fiscal year ended December 31, 2004. See Item 601(b)(32) of Regulation S-K.

Response: As noted in our response to Comment #10, the Company is a voluntary filer. Section 906 of the Sarbanes-Oxley Act of 2002 applies only to “issuers.” That term is defined by Section 2(a)(7) of the Sarbanes-Oxley Act to mean Section 12 registrants and Section 15(d) reporting companies. The Company has never registered any securities

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pursuant to Section 12 of the Exchange Act. The Company was required by Section 15(d) of the Exchange Act to file periodic reports with respect to its 1999 fiscal year, during which year a registration statement relating to the sale of the senior subordinated notes had become effective under the Securities Act of 1933. However, the duty to file was automatically suspended under Section 15(d) of the Exchange Act as to all fiscal years subsequent to 1999 because the senior subordinated notes are held of record by less than 300 persons.

As a result of the foregoing, we do not believe that the Company is required to file Section 906 certifications by its principal executive and financial officers since the Company is not an “issuer” under the Sarbanes-Oxley Act.

Form 10-Q for the quarter ended June 30, 2005

Form 10-Q for the quarter ended March 31, 2005

Item 6. Exhibits, page 19

13.	Comment: Please amend your Form 10-Qs for the first quarter ended March 31, 2005 and the second quarter ended June 30, 2005 to include Section 1350 certifications signed by your CEO and CFO, as required by Section 906 of the Sarbanes-Oxley Act of 2002, or explain to us why you do not believe you are required to file these certifications for the fiscal quarters ended March 31, 2005 and June 30, 2005. See Item 601(b)(32) of Regulation S-K.

Response: See our response to Comment #12.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 14, 2005

If you need any additional information or if we can be of any further assistance, please call me at (919) 786-2005.

Sincerely,

/s/ Jeffrey D. Miller
Jeffrey D. Miller

JDM/jal

cc:	Securities and Exchange Commission
Milwood Hobbs

BGF Industries, Inc.
Philippe Porcher
James Henderson
Philippe Dorier
Nancy Ross

PricewaterhouseCoopers LLC
Sam Hayes